SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

July 2004

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( X ) Board of Directors		( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				295,180,361	0.45190%	0.20952%
Share	Common, nominative, no nominal price and book-entry share				11,659	0.00002%	0.00001%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred nominative, no nominal price and book-entry share	Corretora UBB	Sale	20.07	4,082	66.50	271.45
		Corretora UBB	Sale	20.07	75,400,000	66.25	4,995,250.00
		Corretora UBB	Sale	07.07	9,005,012	63.33	570,287.41
		Corretora UBB	Sale	07.07	9,779,534	59.96	586,380.86
							-
							-
							-
							-
			Total Sales	-		-	6,152,189.72
Share	Preferred nominative, no nominal price and book-entry share	*	buy	01.07	1	*	*

				Total Purchase	1	-	-
Final Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				380,282,102	0.58218%	0.26992%
Share	Common, nominative, no nominal price and book-entry share				11,659	0.00002%	0.00001%

Note: The diference between the final and the initial balance of jul-04 mentions alteration in the Board Officers advice composition.

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( X ) Board of Directors		( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				229,280,359	0.43411%	0.27188%
Share	Common, nominative, no nominal price and book-entry share				5	0.00000%	0.00000%
Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price(*)	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Corretora UBB	Sale	20.07	4,082	66.50	271.45
		Corretora UBB	Sale	20.07	75,400,000	66.25	4,995,250.00
		Corretora UBB	Sale	07.07	9,005,012	63.33	570,287.41
		Corretora UBB	Sale	07.07	9,779,534	59.96	586,380.86

			Total Sales	-	94,188,628	-	6,152,189.72
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				220,193,471	0.41691%	0.26111%
Share	Common, nominative, no nominal price and book-entry share				5	0.00000%	0.00000%

Note: The diference between the final and the initial balance of jul-04 mentions alteration in the Board Officers advice composition.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

July 2004

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( ) Board of Directors		( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				575,387,949	0.88088%	0.40841%
Share	Common, nominative, no nominal price and book-entry share				34,299	0.00005%	0.00002%
Transactions in the month
Security / Derivative	of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred Class B, nominative, no nominal price and book-entry share	Corretora UBB	Sale	2/7	100,000	60.08	6,008.00

			Total Sales	-	100,000	-	6,008.00
Final Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				318,342,682	0.48736%	0.22596%
Share	Common, nominative, no nominal price and book-entry share				34,299	0.00005%	0.00002%

Note: The diference between the final and the initial balance of jul-04 mentions alteration in the Board Officers advice composition.

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors		( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				574,324,380	1.08741%	0.68104%
Share	Common, nominative, no nominal price and book-entry share				1	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Corretora UBB	Sale	02.07	100,000	60.08	6,008.00

			Total Sales	-	100,000	-	6,008.00
Final Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				486,711,640	0.92153%	0.57715%
Share	Common, nominative, no nominal price and book-entry share				1	0.00000%	0.00000%

Note: The diference between the final and the initial balance of jul-04 mentions alteration in the Board Officers advice composition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 27, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ José Lucas Ferreira de Melo
José Lucas Ferreira de Melo
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.